SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)

SIGA Technologies, Inc.

(Name of issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

826917-10-6
(CUSIP number)

Barry F. Schwartz
35 East 62nd Street
New York, New York 10065
(212) 572-8600
(Name, address and telephone number of person
authorized to receive notices and communications)

May 17, 2012
(Date of event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,408,782
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,408,782
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 14,408,782
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 27.22%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,408,782
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,408,782
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 14,408,782
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 27.22%
14.		Type of Reporting Person OO

This statement ("Amendment No. 11") amends and supplements the statement on Schedule 13D, dated August 13, 2003, as amended by Amendment No. 1 thereto dated October 14, 2003, Amendment No. 2 thereto dated January 8, 2004, Amendment No. 3 thereto dated November 29, 2007, Amendment No. 4 thereto dated June 19, 2008, Amendment No. 5 thereto dated April 29, 2009, Amendment No. 6 thereto dated July 30, 2009, Amendment No. 7 thereto dated September 17, 2009, Amendment No. 8 thereto dated September 30, 2009, Amendment No. 9 thereto dated June 22, 2010 and Amendment No. 10 thereto dated July 27, 2010 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.), a Delaware corporation ("Holdings"), MacAndrews & Forbes LLC (formerly known as MacAndrews & Forbes Inc., formerly known as MacAndrews & Forbes Holdings Inc.), a Delaware limited liability company ("MacAndrews & Forbes"), TransTech Pharma, Inc., a Delaware corporation ("TransTech") and STH Partners, L.P., a Delaware limited partnership ("STH"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of SIGA Technologies, Inc., a Delaware corporation (the "Company"). This Amendment No. 11 is being filed by Holdings and MacAndrews & Forbes, with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.  Holdings is a holding company (the sole stockholder of which is Mr. Ronald O. Perelman) and MacAndrews & Forbes is a direct wholly owned subsidiary of Holdings.  The Company has its principal executive offices at 35 East 62nd Street, New York, New York, 10065. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

On May 17, 2012, STH was merged with and into MacAndrews & Forbes, with MacAndrews & Forbes continuing as the surviving entity in the merger (the "Merger").  Prior to the Merger, STH was a holding company, the general partner of which was MK Holdings One LLC ("MK Holdings") and the limited partner of which was MacAndrews & Forbes (which had a 100% limited partner interest in STH).  As a result of the Merger, MacAndrews & Forbes holds the shares of Common Stock that were held by STH prior to the merger.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

For a discussion of the Merger, see Item 3.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Item 5(a)-(b) is hereby amended by adding the following at the end thereof:

Based upon information contained in the Company's Quarterly Report on Form 10-Q for the year ended March 31, 2012, there were 51,638,352 shares of Common Stock outstanding as of April 16, 2012.  The Reporting Persons may be deemed to share beneficial ownership of 14,408,782 shares of Common Stock, representing approximately 27.22% of the Common Stock deemed to be outstanding (which includes 1,302,944 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons but not outstanding).

The Reporting Persons have shared power to vote and dispose of the shares of Common Stock that they own or would own upon exercise of the warrants held by such Reporting Persons.  Prior to the Merger, STH, MacAndrews & Forbes and MK Holdings were party to the STH Letter Agreement, pursuant to which (i) MK Holdings had sole power to dispose of the shares of Common Stock held by STH and (ii) on all matters to be voted on by the stockholders of the Company, all shares of Common Stock held by STH were to be voted in the same proportion as the votes cast by all other holders of voting stock of the Company.  In connection with the Merger, the STH Letter Agreement was terminated.

(c) Item 5(c) is hereby amended by adding the following at the end thereof:

The following transactions were effected during the past sixty days by the persons named above:

For a discussion of the Merger, see Item 3.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 17, 2012

MACANDREWS & FORBES HOLDINGS INC. MACANDREWS & FORBES LLC

By:	/s/ Michael C. Borofsky
	Name:	Michael C. Borofsky
	Title:	Senior Vice President